Exhibit 11
North Fork Bancorporation, Inc.
COMPUTATION OF NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE
June 30, 2006
(unaudited)

	Three Months Ended		Six Months Ended
(dollars in thousands, except per share amounts)	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Net Income	$220,817	$242,066	$430,945	$501,101
Common and Common Equivalent Shares:
Weighted Average Common Shares Outstanding	455,279	469,413	454,601	467,953
Weighted Average Common Equivalent Shares	5,216	5,496	5,098	6,165

Weighted Average Common and Common Equivalent Shares	460,495	474,909	459,699	474,118

Net Income per Common Share — Basic	$.49	$.52	$.95	$1.07
Net Income per Common and Common Equivalent Share — Diluted	.48	.51	.94	1.06

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